As filed with the Securities and Exchange Commission on June 27, 1996
                                                    Registration No. 333-2546

                       SECURITIES AND EXCHANGE COMMISSION

                       AMENDMENT NO. 1 TO FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           REGENCY REALTY CORPORATION
             (Exact name of registrant as specified in its charter)

        Florida                                                59-3191743
   (State or other jurisdiction                             (I.R.S. Employer
      of incorporation)                                   Identification No.)

                       121 West Forsyth Street, Suite 200
                          Jacksonville, Florida  32202
                                 (904) 356-7000
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                              Martin E. Stein, Jr.,
                      President and Chief Executive Officer
                       121 West Forsyth Street, Suite 200
                          Jacksonville, Florida  32202
                                 (904) 356-7000
            (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)

                                    Copy to:
                            Charles E. Commander III
                                 Linda Y. Kelso
                                 Foley & Lardner
                                200 Laura Street
                          Jacksonville, Florida  32202

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         Calculation of Registration Fee

                                     Proposed      Proposed
     Title of each                   maximum       maximum
       class of                      offering     aggregate      Amount of
     securities to   Amount to be   price per      offering        regis-
     be registered    registered       unit         price       tration fee

    Common Stock,
     $0.01 par
     value           $250,000,000      (1)       $250,000,000    $86,206.90

   (1) The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.


        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION - DATED JUNE 27, 1996

                           Regency Realty Corporation

                                  Common Stock

   Regency Realty Corporation (the "Company"), may offer from time to time, shares ("Shares") of the Company's common stock, par value $0.01 per share ("Common Stock"), at an aggregate offering price not to exceed U.S. $250,000,000 (or the equivalent in foreign currencies or currency units), in amounts, at prices and on terms to be determined at the time of sale.

   The number of any Shares offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Shares and the initial price and the net proceeds to the Company from the sale thereof.

   The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "REG." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

   The Company may sell Shares directly or through agents, underwriters or dealers designated from time to time. If any agents, underwriters, or dealers are involved in the sale of the Shares, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

   This Prospectus may not be used to consummate sales of Shares unless accompanied by a Prospectus Supplement.

   See "Risk Factors" on pages 1 through 3 for a discussion of certain material factors which should be considered in connection with an investment in the Shares offered hereby.



       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                           TO THE CONTRARY IS UNLAWFUL


      THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is ________, 1996.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NYSE IN ACCORDANCE WITH RULE 10b-6A OF THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov. In addition, the Company's Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), to which reference is hereby made.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference, except as superseded or modified herein:

   1.  The Company's Annual Report on Form 10-K for the year ended
       December 31, 1995, including the Company's definitive proxy statement for its 1996 annual meeting of shareholders, to the extent specifically incorporated by reference therein.

   2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

   3. The Company's Current Report on Form 8-K filed with the Commission on May 3, 1996.

   4.  The description of Common Stock contained in the Company's
       Registration Statement on Form 8-A filed with the Commission on August 30, 1993, and declared effective on October 29, 1993, including portions of the Company's Registration Statement on Form S-11 (No. 33-67258) incorporated by reference therein.

     Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Shares shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated in this Prospectus by reference and not delivered with this Prospectus or any preliminary Prospectus distributed in connection with the offering of the Shares, other than exhibits to such document referred to above unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Ms. Brenda Paradise, the Company's Director of Shareholder Relations, 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 (telephone: (904) 356-7000).


                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing Shares.

   Significant Reliance on Major Tenants

     As of June 1, 1996, approximately 12.7%, 9.2% and 6.7% of the aggregate GLA owned by the Company was leased to Publix, Wal-Mart and Winn-Dixie, respectively, and annualized rental revenues, including percentage rent, from these tenants represented approximately 9.5%, 4.4% and 4.5%, respectively, of the rental revenues from the properties owned by the Company as of that date. The Company could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, any of such tenants, or in the event that any of such tenants does not renew its leases as they expire or renews at lower rental rates. Vacated anchor space not only would reduce rental revenues if not retenanted at the same rental rates but also could adversely affect the entire shopping center because of the loss of the departed anchor tenant's customer drawing power. Loss of customer drawing power also can occur through the exercise of the right that most anchors have to vacate and prevent retenanting by paying rent for the balance of the lease term, or the departure of an anchor tenant that owns its own property.

     Tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their leases and thereby cause a reduction in the cash flow available for distribution by the Company. Such reduction could be material if a major tenant files bankruptcy.

   General Risks Relating to Real Estate Investments

     Value of Real Estate Dependent on Numerous Factors. Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, and the ability of the owner to provide adequate maintenance and insurance and to control variable operating costs. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping center and by the overall climate for the retail industry generally. Income from suburban office properties has been affected by the current supply of suburban office space. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under, and changes in, environmental, zoning, tax and other laws. As substantially all of the Company's income is derived from rental income from real property, the Company's income and cash flow would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company, or if the Company were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord.

     Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

     Difficulties and Costs Associated with Renting Unleased and Vacated Space. The ability of the Company to rent unleased or vacated space will be affected by many factors, including certain covenants restricting the use of other space at a property found in certain leases with shopping center tenants. Of the existing leases for the Company's properties, leases covering approximately 245,461 square feet, 350,714 square feet and 556,579 square feet (representing approximately 5.7%, 8.2% and 13.0%, respectively, of the Company-owned GLA), will expire in the remainder of 1996, 1997 and 1998, respectively. If the Company is able to relet vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, the Company may incur substantial costs in obtaining new tenants, including leasing commissions and tenant improvements.

     Restrictions on, and Risks of, Unsuccessful Development Activities.
   The Company intends to selectively pursue development activities as opportunities arise. Such development activities generally require various government and other approvals, the receipt of which cannot be assured. The Company will incur risks associated with any such development activities. These risks include the risk that development opportunities explored by the Company may be abandoned; the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable; lack of cash flow during the construction period; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In case of an unsuccessful development project, the Company's loss could exceed its investment in the project. Also, there are competitors seeking properties for development, some of which may have greater resources than the Company.

   Adverse Effect of Market Interest Rates on Common Stock Prices

     One of the factors that may influence the trading price of the Company's Common Stock is the annual dividend rate on the Common Stock as a percentage of its market price. An increase in market interest rates may lead purchasers of Shares to demand a higher annual dividend rate, which could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity in the public markets.

   Uncertainty of Availability of Refinancing

     The Company does not expect to generate sufficient funds from operations to make balloon principal payments when due on its indebtedness. There can be no assurance that the Company will be able to refinance such indebtedness or to otherwise obtain funds to make such payments by selling assets or raising equity. An inability to make such balloon payments when due could cause the mortgage lenders to foreclose on the properties securing such indebtedness, which would have a material adverse effect on the Company. In addition, interest rates and other terms on any loans obtained to refinance such indebtedness may be less favorable than the rates on the current indebtedness.

   Federal Income Tax Considerations

     There are a number of issues associated with an investment in a REIT that are related to the federal income tax laws, including, but not limited to, the consequences of failing to continue to qualify as a REIT. See "Federal Income Tax Considerations."

   Anti-Takeover Effect of Ownership Limit, Staggered Board, Preferred Stock, Florida Business Corporation Act and of Certain Other Matters

     Ownership of more than 7% of the outstanding capital stock by any single individual has been restricted for the purpose of maintaining the Company's qualification as a REIT, with certain exceptions. See "Capital Stock--Restrictions on Ownership." This 7% limitation may discourage a change in control of the Company and may also (i) deter tender offers for the capital stock, which offers may be attractive to the shareholders, or
   (ii) limit the opportunity for shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of the outstanding capital stock or to effect a change in control of the Company. Additionally, the division of the Company's Board of Directors into three classes with staggered three-year terms may have the effect of deterring certain potential acquisitions of the Company because control of the Company's Board of Directors could not be obtained at a single annual meeting of shareholders.

     The Company's Articles of Incorporation authorize the Board of
   Directors to issue up to 10,000,000 shares of Preferred Stock and to establish the preferences and rights of any shares issued. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. The provisions of the Florida Business Corporation Act regarding control share acquisitions and affiliated transactions could deter potential acquisitions of the Company by preventing the acquiring party from voting the Common Stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of the disinterested shareholders. In addition, the acceleration of awards and exercisability of options under the Company's Long-Term Omnibus Plan for key employees upon a change in control of the Company could deter potential acquisitions by making them more costly.

   Potential Environmental Liability

     Under various Federal, state and local laws, ordinances and regulations, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or borrow using such property as collateral.


                                   THE COMPANY


     The Company is a Florida-based, fully-integrated, self-administered and self-managed REIT which owns, manages and develops community and neighborhood shopping centers. The Company's primary focus is grocery anchored community and neighborhood shopping centers in the southeastern United States.

     As of June 1, 1996, the Company owns and operates 35 neighborhood and community shopping centers totalling approximately 4.0 million square feet and 4 suburban office complexes totalling approximately 298,000 square feet, located in Florida (74.8% of GLA), Alabama (12.3%), Georgia (8.5%) and Mississippi (4.4%). The Company also manages and leases approximately
   1.1 million square feet of properties for third parties and performs ancillary third party services (including tenant representation, site selection and construction management) on a selective basis.

     The Company's executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202, and its telephone number is (904) 356-7000. The Company operates additional offices in Ft. Lauderdale, Tampa and Stuart, Florida and in Atlanta, Georgia.


                                 USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Shares will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio and payment of development costs for new centers. The Company will not receive any proceeds from the sale of Shares by selling security holders.

                                  CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.01 per share, 10,000,000 shares of Special Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. The summary description of the Company's capital stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles"). As of June 1, 1996, 6,848,699 shares of the Company's Common Stock, 2,500,000 shares of the Company's Class B non-voting Common Stock (constituting a class of the Special Common Stock) and 1,916 shares of the Company's Series A Preferred Stock were issued and outstanding.

   Restrictions on Ownership

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, its stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied (see "Federal Income Tax Considerations-Requirements for Qualification").

     To assure that five or fewer individuals do not Beneficially Own (as defined in the Company's Articles of Incorporation to include ownership through the application of certain stock attribution provisions of the
   Code) more than 50% in value of the Company's outstanding capital stock, the Company's Articles provide that, subject to certain exceptions, no individual may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the "Ownership Limit") of the Company's outstanding capital stock. Certain existing holders specified in the Articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit ("Existing Holders"), may continue to own such percentage by value of outstanding capital stock (the "Existing Holder Limit") and may increase their respective Existing Holder Limits through benefit plans of the Company, dividend reinvestment plans, additional asset sales or capital contributions to the Company or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see "Federal Income Tax Considerations-Requirements for Qualification-Income Tests"), the Articles provide that no Related Tenant Owner (a constructive owner of stock in the Company who owns, directly or indirectly, a 10% interest in any tenant of the Company) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of the outstanding capital stock of the Company (the "Related Tenant Limit"). The Board of Directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

     If shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or shares which would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules) or would result in the Company being "closely held" within the meaning of Section 856(h) of the Code, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize the Company's REIT status ("excess shares") will be deemed held in trust on behalf of and for the benefit of the Company. The Board of Directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for the Company for cash in such manner as the Board of Directors directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the NYSE of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the Board of Directors, or if such class of capital stock is not then traded on the NYSE, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the Board of Directors of the Company as the fair market value of such class of capital stock on the relevant date. If the Board of Directors directs the intended holder to sell the shares, the holder shall receive such proceeds as the trustee for the Company and pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to the Company's Articles of Incorporation must be repaid to the Company upon demand.

     All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above shall not preclude the settlement of any transaction entered through the facilities of the NYSE.

     The Articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in the Articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to the Company of information specified in the Articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT.

     The ownership limitations described above may have the effect of precluding acquisition of control of the Company by a third party even if the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company. The Board of Directors has the right to revoke the REIT status of the Company if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in the Articles will remain in effect. Any change in the ownership limitations would require an amendment to the Articles.

   Staggered Board of Directors

     The Company's Articles and Bylaws divide the Board of Directors into three classes of directors, with each class constituting approximately one-third of the total number of directors and with classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to insure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

   Advance Notice Provisions for Shareholder Nominations and Shareholder
   Proposals

     The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of shareholders of the Company. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to the Company no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with such deadline.

     The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

   Certain Provisions of Florida Law

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the Board of Directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power and (iii) a majority or more of such voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the Company's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

   Limitation of Liability of Directors

     The Florida Business Corporation Act provides that a director will not be personally liable for monetary damages to the Company or any other person except for liability for breach of such person's duties as a director involving (1) a violation of criminal law (unless the director reasonably believed his or her conduct was lawful or had no reasonable cause to believe that it was unlawful), (2) a transaction from which the director derived an improper personal benefit, or (3) an unlawful dividend or stock redemption. However, equitable remedies such as an injunction or rescission continue to be available against directors who breach their duty of care as directors.

   Indemnification Agreements

     The Company has entered into indemnification agreements with each of the Company's officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements.


                           DESCRIPTION OF COMMON STOCK

   Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series, the holders of Common Stock exclusively possess all voting power. The Articles do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable and the holders thereof will not have preemptive rights. The Company's Common Stock is listed on the NYSE under the symbol "REG."

   Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is First Union National Bank of North Carolina.

   Special Common Stock

     Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10 million shares of Special Common Stock from time to time in one or more classes or series. The Special Common Stock will bear dividends in such amounts as the Board of Directors may determine with respect to each class or series. All such dividends must be pari passu with dividends on the Common Stock. Upon the dissolution of the Company, the Special Common Stock will participate pari passu with the Common Stock in liquidating distributions. Shares of Special Common Stock will have one vote per share and vote together with the holders of Common Stock (and not separately as a class except where otherwise required by law), unless the Board of Directors creates classes or series with more limited voting rights or without voting rights. The Board will have the right to determine whether shares of Special Common Stock may be converted into shares of any other class or series or be redeemed, and, if so, the conversion or redemption price and the terms and conditions of conversion or redemption, and to determine such other rights as may be allowed by law. Holders of Special Common Stock will not be entitled, as a matter of right, to preemptive rights. As all Special Common Stock is expected to be closely held, it is anticipated that most classes or series would be convertible into Common Stock for liquidity purposes. The Shares to which this Prospectus relates do not include any Special Common Stock.

     The Company has outstanding as of the date of this Prospectus 2,500,000 shares of a non-voting class of Special Common Stock in the form of Class B Common Stock, which were issued in a private placement to an institutional investor. The Class B Common Stock receives dividends pari passu with the Common Stock at a rate equivalent to 1.03 times the Common Stock dividend rate and participates pari passu with the Common Stock in any liquidation of the Company. Beginning December 20, 1998, 1/6th of the Class B Common Stock originally issued may be converted into Common Stock at the election of the holder during any three-month period, but the holder may not at any time be the beneficial owner of more than 4.9% of the outstanding Common Stock. Accelerated conversion may take place in the event of certain extraordinary occurrences, including certain changes in senior management. A total of 2,975,468 shares of Common Stock are issuable upon conversion of the Class B Common Stock.

   Preferred Stock

     Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, par value $0.01 per share. The Preferred Stock authorized by the Articles may be issued, from time to time, in one or more series in such amounts and with such designations, powers, preferences or other rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

     The Company has 1,916 shares of Preferred Stock outstanding as of June 15, 1996 in the form of Series A 8% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), all of which are held by a single investor. The Series A Preferred Stock bears cumulative preferential dividends at the rate of $80 per share and has a liquidation preference of $1,000 per share. On each six-month anniversary of the issue date, the holder has the right to convert to Common Stock up to 25% of the number of shares of Series A Preferred Stock originally issued. The maximum number of shares of Common Stock issuable upon conversion of the 1,916 shares of Series A Preferred Stock outstanding is 127,752 shares of Common Stock. The Series A Preferred Stock will convert mandatorily at specified intervals to Common Stock at a conversion price of $20.50 if the average closing price of the Common Stock reaches $20.50 on five consecutive business days.

                              PLAN OF DISTRIBUTION

     The Shares may be sold in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Shares will set forth the terms of the offering of the Shares, including the name or names of any underwriters, dealers or agents, the purchase price of the Shares and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are used in the sale of the Shares, the Shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter(s) with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Shares will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Shares if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are utilized in the sale of Shares with respect to which this Prospectus is delivered, such Shares will be sold to the dealers as principals. The dealers may then resell such Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Shares may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Shares with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Shares, underwriters or agents may receive compensation from the Company or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Shares by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Shares from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make with respect thereto. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Common Stock currently trades on the NYSE, and any Shares offered hereby will be listed on the NYSE, subject to an official notice of issuance.


                        FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax considerations that may be relevant to a prospective holder of Shares. Foley & Lardner, which has acted as tax counsel to the Company in connection with the formation of the Company and the Company's election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Shares. This discussion and such opinion are based on current law. As used in this section, the term "Company" refers to the Company and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the "Management Company") (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

     This summary does not discuss all aspects of taxation that may be relevant to particular holders of Shares in light of the terms of the Shares acquired by them or their own personal investments or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively). Certain federal income tax considerations relevant to the holders of Shares will be provided in the applicable Prospectus Supplement.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

   General

     The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

     It is the opinion of Foley & Lardner that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of "Federal Income Tax Considerations," those concerning its business and properties, and certain matters relating to the Company's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "Federal Income Tax Considerations - Failure to Qualify."

   Taxation of the Company

     As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has
   (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default on a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period beginning on the first day of the first taxable year for which the Company qualified as a REIT (the "Recognition Period"), the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of such Recognition Period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-in Gain"), such gain will be subject to tax at the highest regular corporate rate. Because the Company initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that the Company will own any assets with substantial Built-in Gain. Eighth, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the Recognition Period beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of Built-in Gain during the Recognition Period assumes the Company will make an election in accordance with Notice 88-19 issued by the Internal Revenue Service. In addition, the Management Company is taxed on its income at regular corporate rates.

   Requirements for Qualification

     A REIT is defined in the Code as a corporation, trust or association:
   (1) which is managed by one or more trustees or directors; (2) the Beneficial Ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution); (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain income and asset tests described below. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company's Articles of Incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above.

     Section 856(i) of the Code provides that a corporation, 100% of whose stock is held by a REIT at all times during the corporation's existence, is a "qualified REIT subsidiary." A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the Internal Revenue Service that any of the Company's subsidiaries is a "qualified REIT subsidiary." The Company currently owns all of its properties (other than Village Commons, a 10% interest in which is held through the Management Company) either directly, or indirectly, through qualified REIT subsidiaries. All of the properties (other than Village Commons) which are not owned directly by qualified REIT subsidiaries of the Company are held by property partnerships, the interests in which are currently owned by these qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the property partnerships through which the Company owns many of its properties ("Property Partnerships") (other than Village Commons, a 10% interest in which is held through the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

     Income Tests. In order for the Company to maintain its qualification as a REIT, it must satisfy three gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, "interest," or from certain types of temporary investments.

     Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from real estate investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

     Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for fewer than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if (i) the Company directly or constructively owns a 10% or greater interest in such tenant or (ii) any direct or constructive shareholder of the Company, directly or constructively owning a 10% or greater interest in such tenant (a "Related Tenant Owner"), directly or constructively owns 10% or more by value of the Company. The Company does not anticipate receiving rents from such a tenant other than in connection with a cash flow support agreement entered into as part of the Company's acquisition of University Marketplace. Constructive ownership is determined under the attribution rules of
   Section 318 of the Code, as modified by Section 856(d)(5) of the Code. Additionally, pursuant to the Articles of Incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company. Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease. Fourth, the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no income. The independent contractor requirement, however, does not apply to the extent services performed by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy and are not otherwise considered "rendered to the occupant." It is possible that the Company will provide certain services with respect to the properties that are intended to comply with the "usually or customarily rendered" requirement. To the extent that the performance of any services provided by the Company would cause amounts received from its tenants to be excluded from rents from real property, the Company will hire independent contractors from whom the Company derives no income to perform such services.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75%, 95% and 30% gross income tests.

     The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this Prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above, even if those relief provisions apply, a tax would be imposed with respect to the excess net income.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Property Partnerships or which are held by "qualified REIT subsidiaries" of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed (at the end of the quarter in which any of such securities are acquired) 5% of the value of the Company's total assets and (subject to limited exceptions) the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company owns 100% of the non-voting preferred stock and 5% of the voting common stock of the Management Company. The Company represents that the value of the stock of the Management Company held by the Company did not exceed, at the date that the Company acquired the Management Company and for any applicable quarter prior to the date of this Prospectus, 5% of the total value of the Company's assets. No independent appraisals will be obtained to support the Company's estimate of value, however, and Foley & Lardner, in issuing its opinion on the Company's qualification as a REIT, is relying on the Company's representation as to the limited value of the stock interest in the Management Company. Although the Company plans to take steps to ensure that it will continue to satisfy the 5% value test for any subsequent quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in the Management Company. See "Federal Income Tax Considerations-Failure to Qualify."

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and
   (ii) 95% of the net income (after tax), if any, from foreclosure property; minus (B) the sum of certain items of non-cash income. In addition, if, during its Recognition Period, the Company disposes of any asset with Built-in Gain, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the Internal Revenue Service interest based upon the amount of any deduction taken for deficiency dividends.

   Failure to Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Shares. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

   Taxation of Taxable Domestic Shareholders

     As long as the Company qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will result in ordinary income. Corporate shareholders will not be entitled to the dividends received deduction. Distributions that are designated as capital gains dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gains dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce a shareholder's adjusted basis in such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

     Shareholders may not include any net operating losses or capital losses of the Company in their individual income tax returns. In general, any loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent distributions from the Company on such shares were required to be treated by such shareholder as long-term capital gain.

   Backup Withholding

     The Company will report to its domestic shareholders and to the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Foreign Shareholders."

   Taxation of Tax-Exempt Shareholders

     In Revenue Ruling 66-106, 1966-1 C.B. 151, the Internal Revenue Service ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute "unrelated business taxable income" ("UBTI"). Revenue rulings are interpretive in nature and subject to revocation or modification by the Internal Revenue Service. Based upon Revenue Ruling 66-106 and the analysis therein, distributions to tax-exempt shareholders should not constitute UBTI where (a) the shareholder has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, and (b) the shares are not used by the shareholder in an unrelated trade or business.

     Under the Omnibus Budget Reconciliation Act of 1993, certain pension trusts holding more than 10% by value of a REIT at any time during a taxable year are treated as having UBTI which bears the same ratio to the aggregate dividends paid (or treated as paid) by the REIT to such trust as
   (i) the gross income of the REIT (less any direct expenses related thereto) which would be treated as UBTI if the REIT were a pension trust, bears to (ii) the gross income of the REIT (less any direct expenses related thereto), but only if such ratio is at least 5%. This rule for UBTI only applies to pension trusts investing in a REIT which would have been considered "closely held" under Section 542(a)(2) of the Code, had such section not been amended by the Omnibus Budget Reconciliation Act of 1993. In addition, the rule only applies where at least one pension trust holds more than 25% by value of the REIT or where one or more pension trusts (each owning more than 10% by value of the REIT) hold in aggregate more than 50% by value of the REIT.

   Taxation of Foreign Shareholders

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in Shares, including any reporting requirements.

     Distributions on Common Stock that are not attributable to gain from sales or exchanges of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, subject to reduction or elimination under any applicable tax treaty. However, if income from the investment in the shares is treated as "effectively connected" with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax if the shareholder is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends made to a Non-U.S. Shareholder unless
   (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an Internal Revenue Service Form 4224 with the Company claiming that the distribution is "effectively connected" income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on gain from the sale or disposition of his shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of the distribution is subject to withholding. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     For any year in which the Company qualifies as a REIT, distributions on Shares that are attributable to gain from sales or exchanges by the Company of a United States real property interest will be taxed to a Non-U.S. Shareholder as a result of the provisions of Section 897 of the Code. Under Section 897, these distributions are taxed as if such gain were "effectively connected" with a United States business. Thus, Non-U.S. Shareholders would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to the applicable alternative minimum tax and a special alternative minimum tax for nonresident alien individuals). Also, distributions subject to Section 897 of the Code may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's federal income tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of Shares generally will not be taxed under Section 897 of the Code if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% of the value of the REIT's stock was held directly or indirectly by foreign persons.
   It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale by a Non-U.S. Shareholder of Shares generally will not be subject to federal income taxation. However, gain on such a sale will be taxable to a Non-U.S. Shareholder if (i) the investment is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. If the gain on the sale were subject to taxation because the Company did not qualify as a "domestically controlled REIT," the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

     Any Shares owned by a decedent who is a nonresident alien will be included in his or her gross estate for federal estate tax purposes.

   Other Tax Consequences

     Some of the Company's investments are through the Property
   Partnerships. These partnerships may involve special tax risks. Such risks include possible challenge by the Internal Revenue Service of allocations of income and expense items, which could affect the computation of taxable income of the Company, and the status of the Property Partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes that may not constitute "qualified REIT subsidiaries" under the Code. In the opinion of Foley & Lardner, which is based on (i) analysis of the partnership agreements for each Property Partnership, and (ii) the representations of the Company that such agreements fully reflect all amendments and modifications to such agreements as of the date of this Prospectus, the partnership allocations of income and expense items for the Property Partnerships (in which the Company owns a 100% interest) and Village Commons (in which the Management Company owns a 10% interest) have substantial economic effect under Section 704(b) of the Code and the Treasury Regulations thereunder, and each of the Property Partnerships will be treated for federal income tax purposes as either a partnership or a qualified REIT subsidiary under the Code. See "- Requirements for Qualification." If any of the Property Partnerships were treated as an association, it would be taxable as a corporation. In such a situation, because the Company's ownership interest exceeds 10% of each partnership's voting interests for all the Property Partnerships (except for the Village Commons partnership), the Company would cease to qualify as a REIT. Furthermore, even if the Company did not own more than 10% of the voting interests of any partnership, if one of the Property Partnerships were an association taxable as a corporation, and not a qualified REIT subsidiary, and the value of the Company's interest in such partnership exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Finally, even if the Company's partnership interests did not cause the Company to own more than 10% of the voting securities of an issuer or cause the Company to have more than 5% of the value of its assets invested in the securities of a single issuer, if one or more Property Partnerships were associations taxable as corporations, and not qualified REIT subsidiaries, distributions from such partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet the 75% asset test described above. In addition, in such a situation, the interest in any of the Property Partnerships held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation the Company would not be able to deduct its share of losses generated by the partnerships in computing its taxable income. See "- Taxation of the Company" and "- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

     The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.


                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders (including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts ("IRA's") subject to the prohibited transaction provisions of
   Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements) in light of their particular circumstances.

     A FIDUCIARY MAKING THE DECISION TO INVEST IN SHARES ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SHARES BY SUCH PLAN OR IRA.

   Employee Benefit Plans, Tax Qualified Retirement Plans and IRA's

     Each fiduciary of a pension, profit sharing, or other employee benefit plan subject to Title I of ERISA (an "ERISA Plan") should carefully consider whether an investment in the Shares is consistent with his fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the Shares (i) is permissible under the documents governing the ERISA Plan, (ii) is appropriate for the ERISA Plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA Plan and the composition of the ERISA Plan's investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

     The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

   Status of the REIT

     The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the entity's equity interests is an ERISA Plan or is a Non-ERISA Plan or IRA subject to Section 4975 of the Code. An ERISA Plan fiduciary should also consider the relevance of these principles to ERISA's prohibition on improper delegation of control over or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

     Under the Department of Labor regulations as to what constitutes assets of an employee benefit plan (the "DOL Regulations"), if an ERISA Plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Securities Exchange Act of 1934, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The equity Shares offered hereby will be sold in an offering registered under the Securities Act and are or are expected to be registered under the Securities Exchange Act of 1934.

     The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 as a result of events beyond the issuer's control. The Common Stock is "widely held."

     The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that restrictions imposed under the Articles of Incorporation on the transfer of its capital stock are limited to the restrictions on transfers generally permitted under the DOL Regulations and are not likely to result in the failure of its capital stock to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department will not reach a contrary conclusion.

     Assuming that no facts and circumstances exist that restrict transferability of such Shares other than as described in this Prospectus and that such Shares will be registered under the Securities Exchange Act of 1934, Foley & Lardner has rendered an opinion that under the DOL Regulations, the Shares will be publicly offered securities and that the assets of the Company will not be deemed to be "plan assets" of any ERISA Plan, IRA or Non-ERISA Plan that invests in the Shares.


                                  LEGAL MATTERS

     The validity of the shares of Common Stock to which this Prospectus relates and certain tax matters described under "Federal Income Tax Considerations" and "ERISA Considerations" will be passed upon for the Company by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing the Company with respect to this offering beneficially owned approximately 3,000 shares of Common Stock as of the date of this Prospectus.


                                     EXPERTS

     The consolidated financial statements and schedule of Regency Realty Corporation as of December 31, 1995 and 1994, and for the years ended December 31, 1995 and 1994 and the period from inception (July 9, 1993) to December 31, 1993, and the combined financial statements of the Regency Properties for the period from January 1, 1993 to November 5, 1993, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of Regency Realty Corporation issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.

    No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy securities other than the shares of Common Stock offered by this Prospectus, nor shall it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.



                              TABLE OF CONTENTS
                                                                     Page

    Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . .   1
    The Company . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
    Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . .   4
    Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . .   4
    Description of Common Stock . . . . . . . . . . . . . . . . . . .   8
    Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . .   9
    Federal Income Tax Considerations . . . . . . . . . . . . . . . .  11
    ERISA Considerations  . . . . . . . . . . . . . . . . . . . . . .  21
    Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . .  23
    Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23






                               Regency Realty
                                 Corporation


                                _____________

                                 PROSPECTUS
                                _____________




                                Common Stock







                            _______________, 1996

                                     PART II

                     Information Not Required in Prospectus

   Item 14.  Other Expenses of Issuance and Distribution.

     Set forth below is an estimate of the approximate amount of fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities registered hereby.

   Securities and Exchange Commission
     Registration Fee                        $ 86,207.00
   NASD Fee                                  $ 12,282.00*
   Exchange Listing Fee                      $ 28,000.00*
   Printing and Delivery                     $120,000.00*
   Legal Fees and Expenses                   $100,000.00*
   Accounting Fees and Expenses              $ 30,000.00*
   Blue Sky Fees and Expenses                $ 10,000.00*
   Road Show                                 $ 50,000.00*
   Miscellaneous                             $ 38,511.00*
                                           ----------
     Total                                   $475,000.00*
                                           ==========

   ____________________
   * Estimated.

   Item 15.  Indemnification of Directors and Officers.

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     Article X of the Registrant's Bylaws provides that the Registrant shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Registrant has entered into Indemnification Agreements with its directors and executive officers in which the Registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

   Item 16.  Exhibits.

         *5.     Opinion of Foley & Lardner as to the legality of the
                 securities to be issued
          8.     Opinion of Foley & Lardner as to tax aspects of the
                 offering
        23A.     Consent of Foley & Lardner (included in Opinion filed as
                 Exhibit 8)
        23B.     Consent of KPMG Peat Marwick LLP
         24.     Power of Attorney relating to subsequent amendments
                 (included on the signature page of this Registration
                 Statement filed with the Commission on March 21, 1996)

   ________________
   * To be supplied by amendment.


   Item 17.      Undertakings

     In the event that Shares are sold in an underwritten offering, the undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that,

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) For purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

   provided, however, that paragraphs (1) and (2) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on June 26, 1996.

                                    REGENCY REALTY CORPORATION


                                    By: /s/ Martin E. Stein, Jr.
                                       Martin E. Stein, Jr., President and
                                       Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   Date:  June 26, 1996             */s/ Joan W. Stein
                                    Joan W. Stein, Chairman of the Board


   Date:  June 26, 1996             /s/ Martin E. Stein, Jr.
                                    Martin E. Stein, Jr., President, Chief
                                    Executive Officer and Director


   Date:  June 26, 1996             /s/ Bruce M. Johnson
                                    Bruce M. Johnson, Executive Vice
                                    President of Finance and Principal
                                    Financial Officer


   Date:  June 26, 1996             /s/ J. Christian Leavitt
                                    J. Christian Leavitt, Vice President of
                                    Accounting and Principal Accounting
                                    Officer


   Date:  June 26, 1996             */s/ Robert L. Stein
                                    Robert L. Stein, Director


   Date:  June 26, 1996             */s/ Edward L. Baker
                                    Edward L. Baker, Director


   Date:  June 26, 1996             */s/ A. R. Carpenter
                                    A.R. Carpenter, Director


   Date:  June 26, 1996             */s/ J. Dix Druce, Jr.
                                    J. Dix Druce, Jr., Director


   Date:  June __, 1996
                                    Albert Ernest, Jr., Director


   Date:  June 26, 1996             */s/ Douglas S. Luke
                                    Douglas S. Luke, Director


   *By J. Christian Leavitt, as Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                 Sequential
                                                                  Page No.



      *5. Opinion of Foley & Lardner as to the legality of the securities to be issued

       8. Opinion of Foley & Lardner as to tax aspects of the offering

      23A.       Consent of Foley & Lardner (included in
                 Opinion filed as Exhibit 8)

      23B.       Consent of KPMG Peat Marwick LLP

      24. Power of Attorney relating to subsequent amendments (included on the signature page of this Registration Statement filed with the Commission on March 21, 1996).


   __________________
   * To be supplied by amendment.